EXHIBIT 4.1


                                JUAN C. FERREIRA

                             Advertising Consultant

                           Marketing Service Agreement


This agreement is made and entered into this 17th day February, 2004, between Juan C. Ferreira located at 468 Wild Oak Circle Longwood, Fl.32779, hereinafter referred to as JCF and NanoSignal Corp. located at 345 Southpointe Blvd. Ste 110 Cannonsburg, PA. 15317 hereinafter referred to as the Company.

WHEREAS JCF is a public relations / advertising consultant specializing in the dissemination of information about companies, their products and services and

WHEREAS the Company is publicly held with its common stock trading on one or more stock exchanges and or over the counter and

WHEREAS the Company desires to publicize itself with the intention of making its name and business better known to its market sector and potential customers and

WHEREAS JCF is willing to accept the company as a client

Now, therefore, in consideration of the mutual covenants herein contained, it is agreed

Engagement : The Company hereby engages JCF to publicize the Company to prospective customers, and to provide greater industry presence. JCF will be available to the Company for all corporate communication consulting purposes such as press release editing, media component selection, image branding and additional minimum audience (in excess of 500,000) dissemination of summarized news developments once per quarter. JCF will coordinate all corporate communication components, and media inquiries throughout the term of the agreement. The term of this agreement will be for 6 months

Marketing Program : JCF will produce and publish a Company feature on the E Street Journal. JCF will arrange for the Company to be advertised, showcased, and or interviewed on a minimum of 130 radio networks nationwide on American Scene with Steve Crowley over a 13 week period. All additional media components, (agreed to and paid for by the Company in addition) utilized will be designed to provide data capture of all inquiries for future ongoing corporate communication activities such as press releases, or website traffic. Media Components include but not limited to trade shows, local or national television, radio appearances, direct mail, opt in email, news print, etc.

Time of Performance: Services to be performed under this agreement shall commence upon execution of this agreement and shall continue until completion which is expected to occur within 6 months from the date of this agreement.

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Total  Compensation  and  Expenses:  In  consideration  of the  service's  to be performed by JCF, the Company agrees to secure compensation to JCF in the amount of 300,000 free trade shares of the Company's common stock. Any additional media components over and above the E Street Journal feature and national radio coverage, as stated above in the Marketing Program section will be charged at stated vendor retail prices. There will be no markup.

Representation and Warranties of the Company: The Company will cooperate fully and timely with JCF to enable JCF to perform its obligations under this agreement. JCF will rely on all information obtained from the Company to be true, not misleading in any aspect, the Company will act diligently and promptly in reviewing materials submitted to it by JCF to enhance distribution of the materials.

Executed as a sealed instrument as of the day and year first written above.


JUAN C. FERREIRA                          NANOSIGNAL CORP. INC


/s/ Juan C. Ferreira                      /s/ Scott A. Irvin
                                          CEO

PRESIDENT                                 CEO